From:	Shilling, Monica J. [MShilling@proskauer.com]
Sent:	Thursday, July 19, 2012 11:34 PM
To:	bartze@sec.gov
Subject:	Ares Capital Corporation—Registration Statement on Form N-2
Attachments:	Redline—ARCC N-2A.pdf

Hi Ed,

As you probably saw, Ares Capital Corporation (ARCC) filed an amendment to its shelf registration statement on form N-2 on July 19, 2012. As I mentioned when we first spoke, prior reviewers have found it helpful to receive pdf redlines to show the additions and the deletions from the last filing in a form that is sometimes easier than the EDGAR format. In connection therewith, attached to this email is a copy of the filed amendment marked to show changes from the immediately previously filed N-2. As we have done before, for ease of review we deleted the F pages with the financials prior to running the redline so those pages are missing from this document.

Please let me know if you would prefer to receive hard copies of anything.

Thanks!

PS—We will file this email and the redline as a correspondence filing as well.

Monica J. Shilling
Partner

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